FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 25 July 2013

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 25 July 2013
             2nd Quarter Results 2013

Exhibit 99

2013 FIRST HALF YEAR RESULTS

PROFITABLE GROWTH MOMENTUM SUSTAINED IN TOUGHER MARKETS

First half highlights

• Underlying sales growth 5.0% with emerging markets up 10.3%

• Underlying volume growth 2.6% and pricing up 2.3%

• Turnover up 0.4% at €25.5 billion with currency (3.2)% and disposals (1.1)%

• Core operating margin up 40bps to 14.0% driven by gross margin up 120bps

• Core earnings per share up 4% to €0.76; free cash flow of €1.3 billion

• Hindustan Unilever stake increased to 67%

Second quarter highlights

• Underlying sales growth 5.0% with volume growth of 3.0% and price growth of 2.0%

Paul Polman: Chief Executive Officer statement

"This set of results clearly demonstrates that the transformation of Unilever to a sustainable growth company is fully on track. The strong Home Care and Personal Care performance is particularly pleasing given increased competitive pressure. The underlying performance of our Foods and Refreshment categories is starting to improve, with strong growth from the relaunched Lipton Yellow Label and the continuing success of Knorr jelly bouillons and baking bags. Innovation remains the key driver of growth with examples such as compressed deodorants, Vaseline Spray & Go and Magnum 5 kisses. And there is more to come: our innovation pipeline is robust which will be vital as we navigate the slowdown in many parts of the world.

Our focus on gross margin is also starting to bear fruit: we are delivering more profitable innovations, improving mix and continuing to apply a rigorous approach to supply chain costs and savings. But there is no room for complacency: we are well aware that past success is no guarantee of future success. The tougher economic environment and reinvigorated competition require us to set the bar higher on innovation and to increase investment behind our brands. At the same time we need to continue to take costs out of the system to help finance this investment.

The Unilever Sustainable Living Plan gives us a strong purpose-driven business model. Our emerging markets footprint and strong innovation pipeline gives us confidence that we will continue to grow competitively. We remain focused on achieving another year of profitable volume growth ahead of our markets, steady and sustainable core operating margin improvement and strong cash flow."

Key Financials (unaudited) Current Rates	First Half 2013
Underlying Sales Growth (*)	5.0%
Turnover	€25.5bn	+0.4%
Operating Profit	€3.9bn	+14%
Net Profit	€2.7bn	+13%
Core earnings per share (*)	€0.76	+4%
Diluted earnings per share	€0.83	+14%
Quarterly dividend payable in September 2013 €0.269per share

(*) Underlying sales growth and core earnings per share are non-GAAP measures (see pages 6 and 7).                                     25 July 2013

OPERATIONAL REVIEW CATEGORIES

	Second Quarter 2013				First Half 2013
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	13.3	5.0	3.0	2.0	25.5	5.0	2.6	2.3	40
Personal Care	4.6	7.7	6.0	1.6	9.1	8.0	5.8	2.1	20
Foods	3.4	1.0	(0.6)	1.6	6.8	0.2	(1.0)	1.2	(30)
Refreshment	3.0	1.9	(0.7)	2.7	5.1	2.1	(1.1)	3.2	90
Home Care	2.3	10.2	7.5	2.5	4.6	9.8	6.4	3.2	170

Our markets: Growth is slowing in emerging markets, as macro-economic headwinds influence consumer behaviour. Within this overall trend we see a mixed picture across the major countries reflecting different local circumstances. Developed markets remain sluggish with little sign of any recovery in North America or Europe.

Unilever performance: Unilever delivered another quarter of solid growth, led by emerging markets which continued to grow at 10.3% with a good balance between volume and price. Developed markets declined by (1.3)% in the quarter, with both negative price and volume. All categories grew globally with strong growth from Home Care and Personal Care. Refreshment was held back by the impact of adverse weather conditions on the ice cream business. In Foods, the good growth of Knorr and Hellmann's was offset by a decline in spreads.

Gross margin increased by 120bps to 41.0% at constant exchange rates, primarily due to the mix benefit of higher margin products and continued discipline around savings programmes. Core operating margin, up 40bps at 14.0%, also reflected higher advertising and promotions investment behind our brands.

Personal Care
Hair performed well despite highly competitive markets. Dove benefited from the rollout of Dove Repair Expertise and Men+Care hair. TRESemmé also delivered broad-based growth, underpinned by the Keratin Smooth range and good progress in new markets. Sunsilk grew on the back of the successful essential oils variant in Indonesia and a new conditioners range in Turkey. Clear continued to make good progress.

Skin cleansing continued to deliver robust growth reflecting the success of the improved Dove Nutrium Moisture shower range and Dove Men+Care. Vaseline growth accelerated, helped by the successful launch of the Spray & Go moisturiser. Pond's Flawless White BB is being rolled out to new markets after the successful launch in Thailand and Pond's Men has been rolled out to Indonesia.

Deodorants growth was driven by the continuing success of compressed deodorants, Axe Apollo and the Rexona 'Do More' campaign. Oral care performed well despite increased competitive intensity with the rollout of the Expert Protection range to Zhong Hua in China and good momentum behind Pepsodent 1-2-3.

Core operating margin in the first half was up 20bps, driven by higher gross margin.

Foods
Savoury growth accelerated as Knorr benefited from the continuing success of jelly bouillons, now extended to a meal maker range introduced in Russia, and baking bags which are doing particularly well in Latin America. Knorr also performed well in North America with the successful 'what's for dinner tonight' campaign driving growth in Canada. We continue to build consumption in emerging markets, for example in Nigeria where we see the benefit of improvements we have made to the product quality of our powdered bouillons.

Dressings continued to deliver consistent growth with the notable success of the Hellmann's 100th birthday celebrations and the Hellmann's Real Whipped variant in the United States. Spreads performance improved versus the first quarter but lower sales reflected the underlying weakness of the market and high levels of competitor pricing activity. We continue to introduce better tasting products and the Becel Gold variant is progressing in line with expectations.

Core operating margin was down 30bps with higher gross margin offset by increased advertising and promotions.

Refreshment
Growth in leaf tea continued to improve with the Lipton brand delivering strong growth in the Middle East and Turkey helped by the introduction of the new better-tasting Lipton Yellow label. The Brooke Bond Red Label relaunch highlighting the health benefits of tea performed well in South Asia. The Ades soy drink brand is now recovering after the negative impact of a product recall.

Ice cream grew globally despite poor weather in Europe and the US, reflecting the fact that we are no longer so dependent on the European summer. Magnum innovations such as Magnum Pink and Black, '5 kisses' and the new pints format in Europe are doing well. Cornetto has been relaunched in China and Europe and Ben & Jerry's growth was driven by new flavours such as Peanut Butter Me Up.

Core operating margin was up 90bps with higher gross margins underpinned by improved mix and cost savings.

Home Care
Laundry delivered double digit growth in the quarter driven by a strong innovation programme. Our premium laundry liquid technology was launched in India and Sri Lanka and Omo with wash boosters, giving outstanding cleaning even on a quick wash, was rolled out to Turkey and Vietnam. Omo with a touch of Comfort was launched in China whilst Comfort anti-bacterial was launched in Thailand.

In household care we also saw double digit growth which included the launch of Cif and Domestos in Brazil during the quarter. In dishwash, a Sunlight anti-bacterial range was launched in India and Indonesia and a Svelto eco refill pack was launched in Italy, providing environmental benefits and attracting more users through a more affordable format.

Core operating margin was up 170bps with stronger gross margins partly offset by higher advertising and promotions.

OPERATIONAL REVIEW GEOGRAPHICAL AREA

	Second Quarter 2013				First Half 2013
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	13.3	5.0	3.0	2.0	25.5	5.0	2.6	2.3	40
Asia/AMET/RUB	5.4	9.2	5.8	3.1	10.4	9.2	5.6	3.4	50
The Americas	4.3	5.2	1.9	3.2	8.4	5.6	1.9	3.6	40
Europe	3.6	(0.8)	0.4	(1.2)	6.7	(1.9)	(0.8)	(1.1)	30

Asia/AMET/RUB
The strong sales growth in the quarter was driven by healthy volume growth. We saw particularly good performances in Indonesia, Vietnam, Pakistan and China. Africa also delivered good growth despite increased levels of competitive activity and Australia grew despite difficult markets. In Russia, the Kalina brands continue to perform well.

Core operating margin in the first half increased by 50bps driven by increased gross margin, partially offset by higher advertising and promotions and higher overheads against a low prior year comparator.

The Americas
Latin America posted an eighth quarter of double digit growth with a good balance between volume and price whilst North America declined by (2)% in the quarter. In US hair care our share is up but sales were held back by trade stock movements while at the same time we saw higher sales in Brazil ahead of a forthcoming SAP system change.

Core operating margin was up 40bps with higher gross margin partly offset by increased advertising and promotions.

Europe
The region delivered volume growth ahead of our markets in the quarter. We continued to see that highly price-conscious consumers are reluctant to spend unless products offer good value for money. Trading in the southern countries remains depressed but we saw improving growth in Central Europe.

Core operating margin was up 30bps driven by higher gross margins, which reflected strong savings programmes.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS ̶ FIRST HALF 2013

Finance costs and tax

The cost of financing net borrowings in the first half 2013 was €215 million versus €201 million in 2012. The average level of net debt reduced whilst interest rate movements were marginally unfavourable: the average interest rate on borrowings was 3.8% and the average return on cash deposits was 3.0%. Pensions financing, restated for the impact of the revision to the accounting standard IAS19, was a debit of €71 million versus a debit of €74 million in the prior year.

The effective tax rate was 27.1%, higher than 26.1% in 2012 due to the impact of business disposals. Our longer term expectation for the tax rate remains around 26%.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates, together with other income from non-current investments contributed €53 million compared with €49 million in 2012. The improvement was mainly due to the low prior year comparator which contained the impairment of warrants associated with the disposal of the US laundry business. The share of profits from joint ventures was lower by €8 million primarily due to higher investment behind the Lipton ready-to-drink tea brand.

Earnings per share

Core earnings per share in the first half was up 4% to €0.76. This improvement was driven by the growth in core operating profit partially offset by negative foreign exchange movements. In constant currency, core earnings per share increased by 7%. This measure excludes the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items.

Fully diluted earnings per share for the first half was up 14% at €0.83, including the profit on disposal of the Skippy brand.

Pensions

The net pension deficit was €2.4 billion at the end of June 2013 versus €3.3 billion as at 31 December 2012, all numbers re-stated for the revisions to IAS19. The reduction in the net pensions deficit reflects the impact of investment returns and cash contributions offset by a higher interest cost on liabilities.

Disposals

Business disposals contributed €371million to non-core profits versus €10 million in the first half 2012. This primarily relates to the disposal of the Skippy brand.

Acquisitions and disposal related costs amounted to €55 million, against €48 million in the first half 2012.

Free cash flow

Free cash flow was €1.3 billion versus €1.5 billion in 2012. The reduction is due to higher working capital which is measured against a strong performance in the prior year. Capital expenditure was also lower than the prior year due to the phasing of projects.

Net debt

Closing net debt was €11.6 billion versus €7.4 billion as at 31 December 2012. The main factor driving the increase was the impact of the voluntary open offer to acquire additional shares in Hindustan Unilever Limited. At 30 June 2012 a financial liability of €3.8 billion is recorded on the balance sheet which represents the maximum number of shares that could have been purchased under the offer. Subsequent to the period end, on 18 July 2013, Unilever acquired 14.8% of the total shareholding which was less than the maximum commitment and no adjustment has been made in the first half 2013 results to reflect this in accordance with IFRS. If we were to adjust for the actual impact of this transaction, the effect would have been to reduce net debt to €9.9 billion.

Finance and liquidity

During the first half the following bonds matured and were repaid: (i) US $450 million 3.125% and (ii) €750 million 4.875%.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and/or retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Despite recent developments in some of these markets, it is too early in the regulatory process to determine conclusively the outcome of these matters or to reliably measure our exposure. We continue to monitor developments and will make provisions as appropriate.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law compliance programme on an ongoing basis.

PRINCIPAL RISK FACTORS

On pages 36 to 40 of our 2012 Report and Accounts we set out our assessment of the principal risk issues that would face the business through 2013 under the headings: consumer preference; competition; portfolio management; sustainability; customer relationships; people; supply chain; systems and information; business transformation; external economic and political risks, and natural disasters; financial; ethical and legal, regulatory and other risks. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2013.

OTHER INFORMATION

This document represents Unilever's half-yearly report for the purposes of the Disclosure and Transparency Rules (DTR) issued by the UK Financial Conduct Authority (DTR 4.2) and the Dutch Act on Financial Supervision, section 5:25d (8)/(9) (Half-yearly financial reports). In this context: (i) the condensed set of financial statements can be found on pages 9 to 19; (ii) pages 2 to 8 comprise the interim management report; and (iii) the Directors' responsibility statement can be found on page 20. No material related parties transactions have taken place in the first six months of the year.

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. Unilever uses 'constant rate' 'underlying' and 'core' measures primarily for internal performance analysis and targeting purposes. The non-GAAP measures which we apply in our reporting are set out below.

Underlying sales growth (USG)
"Underlying Sales Growth" or "USG" means, for the applicable period, the increase in turnover in such period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. Acquisitions and disposals are excluded for a period of 12 calendar months from the closing date of such acquisition or disposal, except for the turnover attributable to acquired brands that are launched in countries in which the acquired brands were not previously sold prior to the 12-month anniversary of the acquisition, which amounts are included in USG from the date of launch of such brands. The reconciliation of USG to changes in the GAAP measure turnover is provided in notes 4 and 5.

Underlying volume growth (UVG)
"Underlying Volume Growth" or "UVG" is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (1) the increase in turnover attributable to the volume of products sold; and (2) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact to USG due to changes in prices. The relationship between the two measures is set out in notes 4 and 5.

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. Although we do not consider FCF as a liquidity measure, we believe that this measure is useful to investors because it is a measure of cash available for distribution amongst all security holders of the Unilever Group or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of FCF to group operating activities is as follows:

€ million	First Half
(unaudited)	2013	2012
Cash flow from operating activities (see cash flow statement on page 12)	2,999	3,340
Income tax paid	(894)	(801)
Net capital expenditure	(632)	(826)
Net interest and preference dividends paid	(173)	(176)
Free cash flow	1,300	1,537

NON-GAAP MEASURES (continued)

Core operating profit (COP), core operating margin (COM) and non-core items
COP and COM means operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence. The reconciliation of core operating profit to operating profit is as follows:

€ million	First Half
(unaudited)	2013	2012
Operating profit	3,892	3,423
Non-core items (see note 2)	(316)	38

Core operating profit	3,576	3,461
Turnover	25,500	25,398
Operating margin (%)	15.3	13.5
Core operating margin (%)	14.0	13.6

Core EPS
The Group also refers to core earnings per share (core EPS). In calculating core earnings, net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of non-core items. Refer to note 2 on page 14 for reconciliation of core earnings to net profit attributable to shareholders' equity.

Net debt
Net debt is defined as the excess of total financial liabilities, excluding trade and other payables, over cash, cash equivalents and current financial assets, excluding trade and other receivables. It is a measure that provides valuable additional information on the summary presentation of the Group's net financial liabilities and is a measure in common use elsewhere.

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

€ million	As at 30 June 2013	As at 31 December 2012	As at 30 June 2012
(unaudited)
Total financial liabilities	(15,907)	(10,221)	(13,812)
Current financial liabilities:
Liabilities related to acquisition of non-controlling interests(a)	(4,034)	-	-
Other current financial liabilities	(5,065)	(2,656)	(6,564)
Non-current financial liabilities	(6,808)	(7,565)	(7,248)
Cash and cash equivalents as per balance sheet	3,467	2,465	4,097
Cash and cash equivalents as per cash flow statement	3,204	2,217	3,766
Add bank overdrafts deducted therein	263	248	331
Other financial assets	804	401	564
Net debt	(11,636)	(7,355)	(9,151)

(a) Included in liabilities related to acquisition of non-controlling interests is €3,754 million relating to acquisition of shares in Hindustan Unilever (see note 10) and other non-controlling interests totalling €280 million.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, NYSE Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2012 and Annual Report and Accounts 2012. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team		Investors: Investor Relations Team
UK +44 20 7822 6719	trevor.gorin@unilever.com	+44 20 7822 6830	investor.relations@unilever.com
NL +31 10 217 4844	flip.dotsch@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/app/unilever-investor-centre-app/id483403509?mt=8&ign-mpt=uo%3D4

INCOME STATEMENT

(unaudited)

€ million	First Half
	2013	2012 (Restated)	Increase/ (Decrease)
			Current rates	Constant rates
Turnover	25,500	25,398	0.4%	3.8%

Operating profit	3,892	3,423	14%	18%

After (charging)/crediting non-core items	316	(38)

Net finance costs	(286)	(275)
Finance income	55	82
Finance costs	(270)	(283)
Pensions and similar obligations	(71)	(74)

Share of net profit/(loss) of joint ventures and associates	52	60
Other income/(loss) from non-current investments	1	(11)

Profit before taxation	3,659	3,197	14%	18%

Taxation	(977)	(818)

Net profit	2,682	2,379	13%	17%
Attributable to:
Non-controlling interests	253	254
Shareholders' equity	2,429	2,125	14%	19%

Combined earnings per share
Basic earnings per share (euros)	0.86	0.75	14%	18%
Diluted earnings per share (euros)	0.83	0.73	14%	18%

STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

€ million	First Half
	2013	2012 (Restated)
Net profit	2,682	2,379

Other comprehensive income

Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on pension schemes net of tax	526	(661)

Items that may be reclassified subsequently to profit or loss:
Currency retranslation gains/(losses) net of tax Fair value gains/(losses) on financial instruments net of tax	(162) 93	(204) (69)

Total comprehensive income	3,139	1,445
Attributable to:
Non-controlling interests	217	242
Shareholders' equity	2,922	1,203

STATEMENT OF CHANGES IN EQUITY

(unaudited)

€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
First half - 2013
1 January 2013 (restated)	484	140	(6,196)	20,964	15,392	557	15,949
Profit or loss for the period	-	-	-	2,429	2,429	253	2,682
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	-	-	93	-	-	-	93
Actuarial gains/(losses) on pension schemes	-	-	-	526	526	-	526
Currency retranslation gains/(losses)	-	-	(45)	(81)	(126)	(36)	(162)
Total comprehensive income	-	-	48	2,874	2,922	217	3,139
Dividends on ordinary capital	-	-	-	(1,449)	(1,449)	-	(1,449)
Movements in treasury stock(a)	-	-	98	(70)	28	-	28
Share-based payment credit(b)	-	-	-	135	135	-	135
Dividends paid to non-controlling interests	-	-	-	-	-	(105)	(105)
Currency retranslation gains/(losses) net of tax	-	(5)	-	-	(5)	(4)	(9)
Other movements in equity	-	-	-	(4,141)	(4,141)	(230)	(4,371)
30 June 2013	484	135	(6,050)	18,313	12,882	435	13,317

First half - 2012
1 January 2012 (restated)	484	137	(6,004)	19,874	14,491	628	15,119
Profit or loss for the period	-	-	-	2,125	2,125	254	2,379
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	-	-	(69)	-	(69)	-	(69)
Actuarial gains/(losses) on pension schemes	-	-	-	(661)	(661)	-	(661)
Currency retranslation gains/(losses)	-	-	(142)	(50)	(192)	(12)	(204)
Total comprehensive income	-	-	(211)	1,414	1,203	242	1,445
Dividends on ordinary capital	-	-	-	(1,323)	(1,323)	-	(1,323)
Movements in treasury stock(a)	-	-	135	(104)	31	-	31
Share-based payment credit(b)	-	-	-	66	66	-	66
Dividends paid to non-controlling interests	-	-	-	-	-	(99)	(99)
Currency retranslation gains/(losses) net of tax	-	4	-	-	4	(3)	1
Other movements in equity	-	-	-	(35)	(35)	(54)	(89)
30 June 2012	484	141	(6,080)	19,892	14,437	714	15,151

(a) Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.

(b) The share-based payment credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.

BALANCE SHEET

(unaudited)

€ million	As at 30 June 2013	As at 31 December 2012 (Restated)	As at 30 June 2012 (Restated)

Non-current assets
Goodwill	14,483	14,619	15,012
Intangible assets	7,047	7,099	7,249
Property, plant and equipment	9,221	9,445	9,113
Pension asset for funded schemes in surplus	757	758	668
Deferred tax assets	986	1,050	316
Financial assets	527	535	574
Other non-current assets	581	536	562
	33,602	34,042	33,494
Current assets
Inventories	4,490	4,436	5,003
Trade and other current receivables	6,414	4,436	5,462
Current tax assets	268	217	702
Cash and cash equivalents	3,467	2,465	4,097
Other financial assets	804	401	564
Non-current assets held for sale	49	192	143
	15,492	12,147	15,971

Total assets	49,094	46,189	49,465
Current liabilities
Financial liabilities	9,099	2,656	6,564
Trade payables and other current liabilities	12,211	11,668	11,977
Current tax liabilities	1,371	1,129	1,474
Provisions	327	361	352
Liabilities associated with assets held for sale	1	1	-
	23,009	15,815	20,367
Non-current liabilities
Financial liabilities	6,808	7,565	7,248
Non-current tax liabilities	1	100	188
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,496	2,060	2,484
Unfunded schemes	1,666	2,040	1,981
Provisions	931	846	962
Deferred tax liabilities	1,510	1,414	742
Other non-current liabilities	356	400	342
	12,768	14,425	13,947

Total liabilities	35,777	30,240	34,314
Equity
Shareholders' equity	12,883	15,392	14,437
Non-controlling interests	434	557	714
Total equity	13,317	15,949	15,151

Total liabilities and equity	49,094	46,189	49,465

CASH FLOW STATEMENT

(unaudited)

€ million	First Half
	2013	2012 (Restated)
Net profit	2,682	2,379
Taxation	977	818
Share of net profit of joint ventures/associates and other income
from non-current investments	(53)	(49)
Net finance costs	286	275
Operating profit	3,892	3,423
Depreciation, amortisation and impairment	583	582
Changes in working capital	(1,004)	(488)
Pensions and similar obligations less payments	(246)	(157)
Provisions less payments	43	38
Elimination of (profits)/losses on disposals	(372)	(128)
Non-cash charge for share-based compensation	121	66
Other adjustments	(18)	4
Cash flow from operating activities	2,999	3,340
Income tax paid	(894)	(801)

Net cash flow from operating activities	2,105	2,539
Interest received	48	81
Net capital expenditure	(632)	(826)
Financial assets related to acquisition of non-controlling interest (see note 10)	(423)	-
Other acquisitions and disposals	520	(94)
Other investing activities	(311)	996

Net cash flow (used in)/from investing activities	(798)	157
Dividends paid on ordinary share capital	(1,449)	(1,324)
Interest and preference dividends paid	(221)	(257)
Acquisition of non-controlling interest	(335)	-
Change in financial liabilities	1,728	(13)
Other movements on treasury stock	28	31
Other financing activities	(105)	(85)

Net cash flow (used in)/from financing activities	(354)	(1,648)

Net increase/(decrease) in cash and cash equivalents	953	1,048
Cash and cash equivalents at the beginning of the period	2,217	2,978

Effect of foreign exchange rate changes	34	(260)

Cash and cash equivalents at the end of the period	3,204	3,766

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

The accounting policies and methods of computation are in compliance with IAS 34 'Interim Financial Reporting' and except as set out below are consistent with the year ended 31 December 2012. The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.

With effect from 1 January 2013 we have implemented IAS 19 (Revised) 'Employee Benefits', amendments to IAS 1 'Presentation of Items of Other Comprehensive Income', IFRS 10 'Consolidated Financial Statements', IFRS 11 'Joint Arrangements', IFRS 12 'Disclosure of Interests in Other Entities' and IFRS 13 'Fair Value Measurement'.

IAS 19 (Revised) 'Employee Benefits' changes disclosure requirements and restricts the accounting options available for defined benefit pension plans. The return on pension plan assets and finance charge have been replaced by a net interest expense, calculated by applying the liability discount rate to the net defined benefit asset or liability. Administration costs by pension funds will now be recognised as an expense when the administration services are performed. The changes resulted in an increase in operating expenses of €7 million for the 6 months to 30 June 2013 (€6 million for the 6 months to 30 June 2012), an increase in finance cost of €102 million (2012: €69 million) and a reduction in net defined benefit liability of €198 million in the restated comparative opening balance sheet as at 1 January 2012, with a corresponding increase in actuarial gains or losses on pension schemes before tax.

Amendments to IAS 1 'Presentation of Items of Other Comprehensive Income' require items of other comprehensive income that may be reclassified to profit or loss to be presented separately from items that will never be reclassified. The statement of comprehensive income has been revised accordingly.

IFRS 10 'Consolidated financial statements' replaces previous guidance on control and consolidation. The impact on the Group is not material.

IFRS 11 'Joint Arrangements' requires joint arrangements to be accounted for as a joint operation or as a joint venture depending on the rights and obligations of each party to the arrangement. The impact on the Group is not material.

IFRS 12 'Disclosure of Interests in Other Entities' requires enhanced disclosures of the nature, risks and financial effects associated with the Group's interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The impact on the Group is not material.

IFRS 13 'Fair Value Measurement' explains how to measure fair value and enhances fair value disclosures. The standard does not significantly change the measurement of fair value but codifies it in one place. The impact on the Group is not material.

After making appropriate enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the half year financial statements.

The condensed interim financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 9, the statement of comprehensive income on page 9, the statement of changes in equity on page 10 and the cash flow statement on page 12 are translated at exchange rates current in each period. The balance sheet on page 11 is translated at period-end rates of exchange.

The condensed interim financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006. Full accounts for Unilever for the year ended 31 December 2012 have been delivered to the Registrar of Companies. The auditors' reports on these accounts were unqualified and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

2 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we disclose the total value of non-core items that arise within operating profit. These are costs and revenues relating to business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence.

€ million	First Half
	2013	2012 (Restated)
Acquisition and disposal related costs	(55)	(48)
Gain/(loss) on disposal of group companies	371	10
Impairments and other one-of items	-	-

Non-core items before tax	316	(38)
Tax impact of non-core items	(123)	11
Non-core items after tax	193	(27)

Attributable to:
Non-controlling interests	-	-
Shareholders' equity	193	(27)

The following table shows the impact of non-core items on profit attributable to shareholders.

€ million	First Half
	2013	2012 (Restated)
Net profit attributable to shareholders' equity	2,429	2,125
Post tax impact of non-core items	(193)	27

Core profit attributable to shareholders' equity	2,236	2,152

3 TAXATION

The effective tax rate for the first half was 27.1% compared to 26.1% in 2012. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	First Half 2013			First Half 2012 (Restated)
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax
Fair value gains/(losses) on financial instruments	104	(11)	93	(74)	5	(69)
Actuarial gains/(losses) on pension schemes	697	(171)	526	(853)	192	(661)
Currency retranslation gains/(losses)	(168)	6	(162)	(208)	4	(204)
Other comprehensive income	633	(176)	457	(1,135)	201	(934)

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

4 SEGMENT INFORMATION - CATEGORIES

Second Quarter	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2012	4,455	3,563	3,056	2,180	13,254
2013	4,637	3,379	2,986	2,334	13,336
Change (%)	4.1	(5.1)	(2.3)	7.0	0.6
Impact of:
Exchange rates (%)	(3.1)	(2.0)	(4.1)	(2.8)	(3.0)
Acquisitions (%)	-	-	-	-	-
Disposals (%)	(0.2)	(4.2)	-	(0.1)	(1.2)

Underlying sales growth (%)	7.7	1.0	1.9	10.2	5.0
Price (%)	1.6	1.6	2.7	2.5	2.0
Volume (%)	6.0	(0.6)	(0.7)	7.5	3.0

First Half	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2012	8,715	7,131	5,174	4,378	25,398
2013	9,053	6,753	5,085	4,609	25,500
Change (%)	3.9	(5.3)	(1.7)	5.3	0.4
Impact of:
Exchange rates (%)	(3.6)	(1.9)	(3.6)	(4.0)	(3.2)
Acquisitions (%)	-	-	-	-	-
Disposals (%)	(0.2)	(3.7)	(0.1)	(0.1)	(1.1)

Underlying sales growth (%)	8.0	0.2	2.1	9.8	5.0
Price (%)	2.1	1.2	3.2	3.2	2.3
Volume (%)	5.8	(1.0)	(1.1)	6.4	2.6

Operating profit (€ million)
2012 (restated)	1,405	1,262	538	218	3,423
2013	1,496	1,520	575	301	3,892

Core operating profit (€ million)
2012 (restated)	1,447	1,262	538	214	3,461
2013	1,523	1,175	576	302	3,576

Operating margin (%)
2012 (restated)	16.1	17.7	10.4	5.0	13.5
2013	16.5	22.5	11.3	6.5	15.3

Core operating margin (%)
2012 (restated)	16.6	17.7	10.4	4.9	13.6
2013	16.8	17.4	11.3	6.6	14.0

Turnover growth expressed as a percentage in any period represents the percentage increase (decrease) in turnover from period-to-period measured by underlying sales growth percentage multiplied by the percentage effect of acquisitions, disposals and exchange rates on a compound basis.

Core operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Core operating profit is calculated as turnover multiplied by core operating margin.

NOTES TO THE FINANCIAL STATEMENTS

 (unaudited)

5 SEGMENT INFORMATION - GEOGRAPHICAL AREA

Second Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2012	5,154	4,388	3,712	13,254
2013	5,377	4,325	3,634	13,336
Change (%)	4.3	(1.4)	(2.1)	0.6
Impact of:
Exchange rates (%)	(4.2)	(3.4)	(0.8)	(3.0)
Acquisitions (%)	-	-	-	-
Disposals (%)	(0.2)	(3.0)	(0.6)	(1.2)

Underlying sales growth (%)	9.2	5.2	(0.8)	5.0
Price (%)	3.1	3.2	(1.2)	2.0
Volume (%)	5.8	1.9	0.4	3.0

First Half	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2012	9,977	8,479	6,942	25,398
2013	10,405	8,355	6,740	25,500
Change (%)	4.3	(1.5)	(2.9)	0.4
Impact of:
Exchange rate (%)	(4.4)	(4.0)	(0.5)	(3.2)
Acquisitions (%)	-	-	-	-
Disposals (%)	(0.1)	(2.8)	(0.6)	(1.1)

Underlying sales growth (%)	9.2	5.6	(1.9)	5.0
Price (%)	3.4	3.6	(1.1)	2.3
Volume (%)	5.6	1.9	(0.8)	2.6

Operating profit (€ million)
2012 (restated)	1,337	1,114	972	3,423
2013	1,509	1,406	977	3,892

Core operating profit (€ million)
2012 (restated)	1,341	1,147	973	3,461
2013	1,445	1,164	967	3,576

Operating margin (%)
2012 (restated)	13.4	13.1	14.0	13.5
2013	14.5	16.8	14.5	15.3

Core operating margin (%)
2012 (restated)	13.4	13.5	14.0	13.6
2013	13.9	13.9	14.3	14.0

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

5 SEGMENT INFORMATION - GEOGRAPHICAL AREA (continued)

Additional geographical information

	First Half 2013				First Half 2012
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
Unilever Total	25,500	5.0	2.6	2.3	25,398	7.0	2.8	4.1
Developed markets	10,933	(1.6)	(0.8)	(0.8)	11,550	1.9	(0.1)	2.0
Emerging markets	14,567	10.3	5.5	4.6	13,848	11.4	5.4	5.8

	First Half 2013				First Half 2012
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
The Americas	8,355	5.6	1.9	3.6	8,479	7.7	2.0	5.6
North America	4,142	(0.9)	(1.0)	0.1	4,471	4.1	(0.5)	4.6
Latin America	4,213	12.6	5.1	7.2	4,008	11.6	4.7	6.6

6 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share and core earnings per share, a number of adjustments are made to the number of shares, principally: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the six months were calculated as follows:

	2013	2012 (Restated)

Combined EPS - Basic
Net profit attributable to shareholders' equity (€ million)	2,429	2,125

Average number of combined share units (millions of units)	2,836.8	2,826.9

Combined EPS - basic (€)	0.86	0.75

Combined EPS - Diluted
Net profit attributable to shareholders' equity (€ million)	2,429	2,125

Adjusted average number of combined share units (millions of units)	2,925.6	2,916.8

Combined EPS - diluted (€)	0.83	0.73

Core EPS
Core profit attributable to shareholders' equity (see note 2) (€ million)	2,236	2,152

Adjusted average number of combined share units (millions of units)	2,925.6	2,916.8

Core EPS - diluted (€)	0.76	0.74

In calculating core earnings per share, net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of business disposals, acquisition and disposals and related costs, impairments, and other one-off items.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

6 COMBINED EARNINGS PER SHARE (continued)

During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2012 (net of treasury stock)	2,831.8
Net movements in shares under incentive schemes	7.1
Number of shares at 30 June 2013	2,838.9

7 ACQUISITIONS AND DISPOSALS

On 3 January 2013 the Group announced that it has signed a definitive agreement to sell its global Skippy business to Hormel Foods for a total cash consideration of approximately US$700 million. The transaction completed on 31 January 2013 (excluding the portion operated out of China, which remains subject to regulatory approval and is expected to close later this year).

8 FINANCIAL INSTRUMENTS

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments.

€ million	Fair value			Carrying amount
	As at 30 June 2013	As at 31 December 2012	As at 30 June 2012	As at 30 June 2013	As at 31 December 2012	As at 30 June 2012
Financial assets
Cash and cash equivalents	3,467	2,465	4,097	3,467	2,465	4,097
Held-to-maturity investments	49	29	30	49	29	30
Loans and receivables	325	3	83	325	3	83
Available-for-sale financial assets	711	687	725	711	687	725
Financial assets related to acquisition of non-controlling interest (see note 10)	420	-	-	420	-	-
Financial assets at fair value through profit and loss:
Derivatives	218	170	256	218	170	256
Other	28	47	44	28	47	44
	5,218	3,401	5,235	5,218	3,401	5,235
Financial liabilities
Preference shares	(120)	(112)	(109)	(68)	(68)	(68)
Bank loans and overdrafts	(1,210)	(1,347)	(1,831)	(1,210)	(1,346)	(1,831)
Bonds and other loans	(10,903)	(9,458)	(12,582)	(10,232)	(8,479)	(11,502)
Liabilities related to acquisition of non-controlling interests(a)	(4,034)	-	-	(4,034)	-	-
Finance lease creditors	(226)	(233)	(238)	(203)	(202)	(208)
Derivatives	(160)	(126)	(203)	(160)	(126)	(203)
	(16,653)	(11,276)	(14,963)	(15,907)	(10,221)	(13,812)

(a) Included in liabilities related to acquisition of non-controlling interests is €3,754 million relating to acquisition of shares in Hindustan Unilever (see note 10) and other non-controlling interests totalling €280 million.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

There were no significant changes in classification of fair value of financial assets and financial liabilities during the period.

Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2012.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

9 DIVIDENDS

The Boards have declared a quarterly interim dividend for Q2 2013 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.2690
Per Unilever PLC ordinary share:	£ 0.2312
Per Unilever N.V. New York share:	US$ 0.3545
Per Unilever PLC American Depositary Receipt:	US$ 0.3545

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 23 July 2013.

The quarterly dividend calendar for the remainder of 2013 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend - for Q2 2013	25 July 2013	7 August 2013	9 August 2013	11 September 2013
Quarterly dividend - for Q3 2013	24 October 2013	6 November 2013	8 November 2013	11 December 2013

US dollar cheques for the quarterly interim dividend will be mailed on 10 September 2013 to holders of record at the close of business on 9 August 2013. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

10 INCREASE IN STAKE IN HINDUSTAN UNILEVER

On 30 April 2013, the Group announced the proposed acquisition of up to 487,004,772 fully paid-up equity shares in Hindustan Unilever Limited (representing up to 22.52% of the total shareholding) for a consideration of 600 INR per share. The offer period opened on 21 June 2013 and closed on 4 July 2013.

On 30 April 2013, INR 29 billion was deposited into an escrow account for the purpose of buying Hindustan Unilever Limited shares and was restricted for any other purpose. As at 30 June 2013 the funds were still held in escrow and €420 million is included within 'Trade and other receivables' on the balance sheet. The cash flow statement includes a €423 million cash outflow in 'acquisition of non-controlling interests' within investing activities, reflecting the deposit of funds into escrow.

At 30 June 2013, a financial liability of INR 292 billion (€3,754 million) is held on the balance sheet in relation to the Hindustan Unilever Limited share purchase. This represents the maximum number of shares that could have been purchased multiplied by the offer price. The relevant percentage of the non-controlling interest in Hindustan Unilever Limited within equity (€189 million) is shown as attributable to shareholders and the remainder (€3,565 million) is recorded in retained earnings.

Subsequent to the half year, on 18 July 2013 Unilever paid INR 192 billion for 319,563,398 shares in Hindustan Unilever Limited (representing 14.78% of the total shareholding). As a result, the relevant percentage of the non-controlling interest in Hindustan Unilever Limited within equity that will be shown as attributable to shareholders is €128 million and the amount recorded in retained earnings will be €2,387 million (using 30 June 2013 exchange rates). These amounts are lower than those recorded at 30 June 2013 as the offer was not fully taken up and the first half 2013 results are not retrospectively amended to reflect this event after the balance sheet date.

11 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.

RESPONSIBILITIES OF DIRECTORS

The Directors declare that, to the best of their knowledge:

•      this condensed set of interim financial statements, which have been prepared in accordance with IAS 34 'Interim Financial Reporting', gives a true and fair view of the assets, liabilities, financial position and profit or loss of Unilever; and

•      the interim management report gives a fair review of the information required pursuant to UK DTR regulations 4.2.7 and 4.2.8 and section 5:25d (8)/(9) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

Unilever's Directors are listed in the Annual Report and Accounts for 2012, with the exception of certain changes following the Unilever N.V. and Unilever PLC AGMs:

• Sunil Bharti Mittal retired as a Non-executive Director on 15 May 2013
• Laura Cha became a Non-executive Director on 15 May 2013
• Mary Ma became a Non-executive Director on 15 May 2013
• John Rishton became a Non-executive Director on 15 May 2013

Details of all current Directors are available on our website at www.unilever.com.

By order of the Board

Paul Polman                                                        Jean-Marc Huët
Chief Executive Officer                                        Chief Financial Officer

25 July 2013